UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

PICO HOLDINGS, INC.
(Name of Registrant as Specified in Its Charter)

Leder Holdings, LLC LH Brokerage, LLC Leder Holdings Opportunity Fund LLC Sean M. Leder
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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Leder Holdings, LLC, LH Brokerage, LLC, Leder Holdings Opportunity Fund LLC and Sean M. Leder are amending their preliminary proxy statement dated March 16, 2016, in accordance with Item 4(b)(6) of the Schedule 14A, to disclose the settlement described below.  As a consequence of the settlement, they will not be soliciting proxies.

The following text is hereby added to the end of the section of the preliminary proxy statement captioned “Background to the Solicitation”:

On March 18, 2016, PICO Holdings, Inc., a California corporation (the “Company”), increased the size of the Board of Directors of the Company (the “Board”) from seven (7) to nine (9) members and appointed two (2) new independent directors. Leder Holdings is pleased to see the Company take these actions in connection with the membership and composition of the Board.  Accordingly, pursuant to an Agreement with the Company, dated as of March 22, 2016 (the “Agreement”), Leder Holdings, LLC, LH Brokerage, LLC, Leder Holdings Opportunity Fund LLC, and Sean M. Leder have agreed, among other covenants, to (i) irrevocably withdraw their request that the Company call a special meeting of shareholders, (ii) irrevocably withdraw the consents related thereto that had been delivered to the Company, (iii) irrevocably terminate all related solicitation and other activities in connection therewith, (iv) not, alone or in concert with others, take any action during the Standstill Period (as defined in the Agreement) to, directly or indirectly, request, or cause any person to request, the Company to call a special meeting of the Company’s shareholders, and (v) abide by other standstill provisions for the duration of the Standstill Period.